Exhibit 99.1

ASX, Nasdaq and Media Release

July 10, 2023

Opthea to Feature at the American Society of Retina Specialists 2023 Annual Meeting

•
Podium presentation on the pharmacokinetics and safety of OPT-302 in retinal vascular diseases
•
Participation in “Live From ASRS” virtual KOL discussion on market trends and new treatments in wet AMD hosted by Oppenheimer & Co.

Melbourne, Australia; July 13, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that OPT-302, the Company’s first-in-class VEGF-C/D “trap” inhibitor will be highlighted during the upcoming American Society of Retina Specialists (ASRS) 2023 Annual Meeting in Seattle, Washington. The ASRS is the largest organization of retina specialists in the world, with more than 3,000 members from 63 countries, and the annual meeting represents one of the largest U.S. conferences covering retinal diseases.

During the scientific sessions at the ASRS conference, Dr Dante Pieramici MD (Director, California Retina Research Foundation, Partner, California Retina Consultants) will present new pharmacokinetics and pooled safety data on OPT-302 as follows:

Oral presentation Title: Population Pharmacokinetics and Safety of OPT-302, an anti-VEGF-C/-D ‘trap’ in Patients with Retinal Vascular Diseases

Session: Pharmacology Symposium

Date and time: July 31, 2023, 4:10-4:14 PM PST (August 1, 2023, at 9:10-9:14 AM AEST)

In addition, Opthea will also be featured in a wet Age-related Macular Degeneration (wet AMD) Key Opinion Leader (KOL) virtual fireside chat discussing market trends and new treatments in wet AMD entitled “Live From ASRS” hosted by Hartaj Singh, Managing Director and Senior Biotechnology Analyst at Oppenheimer & Co. Two world renowned retina disease experts, Dr. Charles Wycoff MD, PhD (Director of Research at Retina Consultants of Texas, Chairman of Research, Retina Consultants of America, and Deputy Chair of Ophthalmology for the Blanton Eye Institute, Houston Methodist Hospital) and Dr. Dante Pieramici MD will serve as panelists alongside Dr. Megan Baldwin, PhD Opthea’s Chief Executive Officer.

The Oppenheimer & Co sponsored “Live from ASRS” wet AMD forum takes place on August 1, 2023 at 8AM PST (August 2nd at 1AM AEST) and can be accessed by registering at
https://opco.zoom.us/webinar/register/WN_9HTx70FDRa6yIeUcEODn6w

Dr. Baldwin commented “At a time when most new wet AMD treatment candidates are largely focused on extending dosing treatment intervals in wet AMD, we look forward to sharing new data on the pharmacokinetics of OPT-302 to improve upon vision outcomes for patients above what is currently achieved with standard-of-care anti-VEGF-A monotherapy. Opthea is also appreciative of Oppenheimer for featuring the current global Phase 3 clinical program of OPT-302 and its potential value as a novel wet AMD treatment, as part of the hosted “Live from ASRS” KOL forum.”

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Megan Baldwin, CEO

Opthea Limited

Tel: +61 447 788 674

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com